FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of July, 2007

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

July 9, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX Continues to Intersect Uranium at C de Baca

MAX Resource Corp. (TSX-V: MXR; OTC BB: MXROF) has received the results from an additional seven drill holes at its 100 % owned C de Baca uranium project in Socorro County, New Mexico.   Highlights include drill hole CDB-10A, which contained 2.0 feet of 0.065% eU308 at a depth of 295.5 feet.

 Results from these drill holes at C de Baca, CDB 8 to CDB-14, along with the first seven holes announced earlier, continue to confirm historic drill results reported by Occidental Minerals (“Oxymin”) in the early 1980’s.  Further drilling is being planned.

The analytical results recorded by MAX at holes CDB-8 through CDB-14 were obtained by systematic gamma ray probe readings carried out by Jet West Geophysical Services LLC of Farmington, New Mexico.  Results are tabulated as follows:

Hole #

Total Depth

Interval

Mineralization

CDB-8

248 feet

184.5-194.5

0.0159% eU308

CDB-9

346 feet

306.5-310.0

0.034 % eU308

328.5-330.0

0.015% eU308

CDB-10

311 feet

Anomalous

CDB-10A

309 feet

295.5-297.5

0.065% eU308

CDB-11

319 feet

286.5-294.0

0.037% eU308

CDB-12

336 feet

202.0-203.5

0.0.012% eU308

CDB-13

229 feet

176.5-180.5

0.0162% eU308

201.0-202.0

0.015% eU308

CBD-14

238 feet

199.5-200.0

0.026% eU308

217.0-217.5

0.025% eU308

This initial 14 hole mud rotary drill program was designed to confirm historic drill results reported by Occidental Minerals (“Oxymin”) during exploration of the C de Baca Uranium property during the 1980’s.  While the results of these drill holes were within expectations, the results from drill hole CDB-10 were affected by the intersection of an unknown basaltic dike.  MAX drilled an offset hole, CDB-10a, to avoid intersecting the basaltic dike and to better test the main zone of uranium mineralization. This hole successfully encountered 2.0 feet of 0.065% eU308 at a depth of 295.5 feet.

MAX plans to begin permitting for additional drilling at C de Baca that will include a series of diamond drill holes in the area of Oxymin’s drill hole BR-57 (which returned 7.5 feet of 0.20% eU308 beginning at a depth of 297 feet) to further test the uranium mineralization and to test the lithological and structural controls to the mineralization of the system. This area is also coincident to MAX drill hole CDB-6, which returned 6.5 feet of 0.136% eU308 beginning at a depth of 155.5 feet, inclusive of 0.368% eU308 from 157.5-159.0 feet, and a further 5 feet of 0.167% eU308 from 170 -175 feet (see press release dated June 19, 2007).

MAX’s future plans for C de Baca include the initiation of various geological, lithological, structural and mineralogical studies to better aid in the design of the next drill program. Our recent drilling has helped to demonstrate the consistency of the mineralized system throughout the deposit.

About C de Baca

The C de Baca Project is located 14 miles north of the town of Magdalena and 100 miles south of Albuquerque, New Mexico and comprises 108 uranium claims previously explored by Oxymin in the 1980’s.  Oxymin drilled 216 holes and identified an exploration target of 1.67 million tons grading 0.18% U3O8 (approximately 6 million lbs of U3O8).  This information is taken from data MAX acquired on the project in June 2006 which includes drill logs and thickness maps from the original work done by Oxymin.  This report by Occidental Minerals was not NI 43-101 compliant and predates NI 43-101.   The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.  MAX intends to upgrade any historic resource figures to comply with NI 43-101 reporting standards on completion of drilling.

QA / QC (Quality Control and Quality Assurance)

Gamma, Spontaneous Potential (SP), and Resistivity values were logged by Jet West Geophysical Services LLC of Farmington, New Mexico. The Gamma portion of the downhole logging tool was calibrated by uranium-industry standard values located in mines at Grants, New Mexico. In situ uranium grades, expressed as equivalent U308 (“eU308”) are calculated using the digital gamma ray values acquired by the downhole logging tool and uranium industry standard techniques for gamma log interpretation. Downhole gamma log interpretation has historically been found to be an accurate representation of in situ grades for uranium mineralization in the Magdelana District.   Historic drilling by Occidental Minerals was compared to the current work and found to be identical or that the present values were higher.  Chemical assays of samples will be done and used to determine relative trace element concentrations as a guide to future drilling.

QP (Qualified Person)

The C de Baca Uranium Project is managed by Mr. Clancy J. Wendt, P. Geo., and a Qualified Person as defined by National Instrument 43-101 guidelines. This Press Release has been prepared and revised under the supervision of Clancy Wendt, VP Exploration for MAX Resource Corp.  Stewart Brothers of Grants, New Mexico was the drilling contractor.

About MAX Resources

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

July 17, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MOLYBDENUM  DRILL PROGRAM BEGINS IN ALASKA

MAX Resource Corp. is pleased to announce that a drill rig has been shipped to Alaska and a 6,000-10,000 foot drill program is expected to begin the week of July 23rd.  Permits have been obtained to explore the Gold Hill (the Claims) where significant molybdenum mineralization was previously intersected.

*The Company has determined that a drill program is necessary to create an updated, NI 43-101 compliant, geological data for the Claims and would be necessary to confirm the reliability and relevance of original target data contained in internal reports by Dome Mines Ltd., Cities Services Minerals, GCO Minerals of Huston, Texas, Amax Exploration Inc. and Hemlo Gold Mines (USA). At least 2,550 soil samples, 239 rock samples and 1,905 drill samples and an unknown number of channel samples from 2,900 feet of trenches have been taken on the property. Ground and airborne geophysical surveys have been taken over the property which originally identified magnetic highs which were followed up for base metal, specifically for molybdenum, mineralization.

The Claims were explored for base metals during the early 1970’s by the New Alaska Syndicate (Cities Services Minerals and Dome Mines Ltd). Numerous, 20, drill holes were drilled over the, then 4,960 acre, property. The drill holes tested numerous soil anomalies but only in the southwest side of Gold Hill were significant molybdenum mineralization intersected. The best of these, DDH 77-2, intersected quartz-molybdenum +/- copper grading 0-536 feet of 0.048% MoS2 with a higher grade interval from 350-500 of 0.094% MoS2. This area has never been followed up with modern exploration and contains a significant magnetic anomaly that coincides with the mineralization. Previous drilling never tested this magnetic feature and the surrounding sedimentary rocks. This area of skarn and silicification development and mineralization will be explored this year.     There are no resources and reserve estimates relating to the Claims.

The table below shows other intervals that contained significant mineralization.

Drill Hole

Interval

Mineralization

W.H. 76-1

60-120 feet

0.028% MoS2

0.0588% Cu

DDH 77-1

0-400 feet

0.0223% MoS2

0.0418 % Cu

DDH 77-2

0-536 feet

0.048% MoS2

DDH GH-10

34-156.8 feet

0.0427%MoS2

DDH GH-20

154-300 feet

0.0235% MoS2

DDH GH-22

66-300 feet

0.0317% MoS2

These drill holes bottomed in mineralization and were never drilled to test the contact between the magnetic intrusive and the sedimentary host. The deepest drill hole during this time was one 500 foot angle drill hole drilled oblique to the strike of the beds. More modern exploration is needed to evaluate this mineralization.

*There has been a NI 43-101 Geological Report completed on the Gold Hill project and the reader can visit Sedar for a review of the data.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon. There are no resources and reserve estimates relating to the Claims and the original target estimate by Dome and Cities Service is historical in nature, has not been verified by the issuer’s qualified person, may not be relevant and should not be relied upon.

Clancy J. Wendt has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this news release.

About MAX Resources

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com   www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

July 27, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

The Company has agreed, subject to regulatory approval, to grant incentive stock options to directors and consultants on 1,075,000 common shares at an exercise price of $1.05 per share, with 875,000 of these options being exercisable for a period of three years from the date of grant and 200,000 being exercisable for a period of two years.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com   www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

July 31, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX BEGINS 6,000 FOOT MOLYBDENUM DRILL PROGRAM IN ALASKA

MAX Resource Corp. is pleased to announce that drilling has commenced at Gold Hill in Alaska, where MAX is following up on prior drilling by the New Alaska Syndicate (Cities Services Minerals and Dome Mines Ltd.) that intersected significant molybdenum mineralization.

The best of these previous drill holes, DDH 77-2, intersected quartz-molybdenum +/- copper grading 536 feet of 0.048% MoS2, starting at surface, with a higher grade interval from 350-500 of 0.094% MoS2.  This area has never been followed up with modern exploration and contains a significant magnetic anomaly that coincides with the mineralization. Previous drilling never tested this magnetic feature and the surrounding sedimentary rocks.  Further, six of these drill holes bottomed in mineralization and were never drilled to test the contact between the magnetic intrusive and the sedimentary host. The deepest drill hole during this time was one 500 foot angle drill hole drilled oblique to the strike of the beds.  This area of skarn and silicification development and mineralization will be explored this year.

The Gold Hill property comprises 8,520 acres located approximately 212 miles north northeast of Anchorage and is accessible to within five air miles of the property by the all-weather unpaved Denali Highway (State Highway 8).

A National Instrument 43-101 Geological Report was completed on the Gold Hill project in July 2004 and can be viewed on SEDAR or at www.maxresource.com.  The historic information provided in this news release is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon. There are no resources and reserve estimates relating to the Claims and the original target estimate by Dome and Cities Service is historical in nature, has not been verified by the issuer’s qualified person, may not be relevant and should not be relied upon.

Clancy J. Wendt, P. Geo., has acted as the qualified person for this disclosure, as defined in NI 43-101, and has supervised the preparation of the technical information in this news release.

About MAX Resources

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com   www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date August 2, 2007

By:      /s/ Stuart Rogers

Stuart Rogers

Director